SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 6)1

                            WEBFINANCIAL CORPORATION
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                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    777764309
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                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 15, 2000
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 777764309                     13D          Page 2 of 6 Pages
---------------------------------                 ------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
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     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC, OO
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
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     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,251,139**
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,251,139**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,251,139**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     28.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


** Includes 78,369 shares of Common Stock issuable upon exercise of warrants.

---------------------------------                 ------------------------------
CUSIP No. 777764309                     13D          Page 3 of 6 Pages
---------------------------------                 ------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                   WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF, 00
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,478,597**
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,478,597**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON

                     1,478,597**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*                                      |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)

                     34%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes (i) 227,458 shares of Common Stock issuable upon exercise of options and (ii) 78,369 shares of Common Stock issuable upon exercise of warrants.

---------------------------------                 ------------------------------
CUSIP No. 777764309                     13D          Page 4 of 6 Pages
---------------------------------                 ------------------------------


         The following  constitutes  Amendment No. 6 ("Amendment  No. 6") to the
Schedule 13D filed by the undersigned. This Amendment No. 6 amends the Schedule 13D as specifically set forth.

                  Item 3(a) is amended to read as follows:

Item 3.           Source and Amount of Funds or Other Consideration.

         (a) The aggregate purchase price of the 1,172,770 Shares of Common Stock owned by Steel Partners II is $3,178,139. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds. The aggregate purchase price of the 2,500 Shares of Common Stock purchased by Mr. Lichtenstein is $8,281 and came from his personal funds.

                  Item 5(a) is amended to read as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 4,354,280 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000.

                  As of the close of business on September 15, 2000, Steel Partners II beneficially owns 1,251,139 Shares of Common Stock, constituting approximately 28.7% of the Shares outstanding. Included therein is 78,369 shares of Common Stock issuable upon the exercise of warrants. Mr. Lichtenstein beneficially owns 1,478,597 Shares, representing approximately 34% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 2,500 Shares owned by him and the 1,251,139 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares (other than Shares issuable upon exercise of the Warrants) were acquired in open-market transactions. In addition, Mr. Lichtenstein is deemed to be the beneficial owner of 227,458 shares of Common Stock issuable upon the exercise of options.

                  Item 5(c) is amended by adding the following:

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty (60) days.

---------------------------------                 ------------------------------
CUSIP No. 777764309                     13D          Page 5 of 6 Pages
---------------------------------                 ------------------------------

                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  September 22, 2000             STEEL PARTNERS II, L.P.

                                       By:  Steel Partners, L.L.C.
                                            General Partner

                                       By:  /s/  Warren  G. Lichtenstein
                                            ------------------------------------
                                            Warren G. Lichtenstein,
                                            Chief Executive Officer

                                       /s/  Warren G. Lichtenstein
                                       -----------------------------------------
                                       WARREN G. LICHTENSTEIN

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CUSIP No. 777764309                     13D          Page 6 of 6 Pages
---------------------------------                 ------------------------------


                                   SCHEDULE A

             Transactions in the Shares in the Last Sixty (60) Days


     Shares of
       Common                      Price Per                 Date of
  Stock Purchased                  Share($)                  Purchase
  ---------------                  --------                  --------
                             STEEL PARTNERS II, L.P.
                             -----------------------

      3,600                        3.62375                   8/31/00
     16,000                        3.67500                   9/01/00
      3,700                        3.71570                   9/05/00
      9,700                        3.66500                   9/08/00
      4,000                        3.57130                   9/11/00
        800                        3.60250                   9/13/00
     20,000                        3.07130                   9/15/00



                               WARREN LICHTENSTEIN
                               -------------------

                                      None.